

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

August 4, 2016

Dieter R. Sauer, Jr.
Chief Executive Officer
Sauer Energy, Inc.
1620 Emerson Avenue
Oxnard, CA 93033

> **Re:** **Sauer Energy, Inc.**
> **Registration Statement on Form S-1**
> **Filed July 15, 2016**
> **File No. 333-212536**

Dear Mr. Sauer:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that you previously entered into an equity purchase agreement with Beaufort Capital Partners PLC on December 21, 2015. Please confirm the amount of time that has passed since Beaufort Capital Partners PLC and its affiliates completed the resale of substantially all of the securities registered for sale under your registration statement on Form S-1 (333-208866), which was declared effective on February 17, 2016.

Exhibits

2. The auditor's consent currently on file is dated as of May 15, 2016. Please note that the consent should be dated within 30 days of the effective date of the registration statement. Please have your auditor provide an updated consent accordingly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Irene Barberena-Meissner, Staff Attorney, at (202) 551-6548 or Kevin Dougherty, Staff Attorney, at (202) 551-3271 with any questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director
Office of Natural Resources

cc: Frank J. Hariton, Esq.